OFFERING CIRCULAR

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

# FORM 1-A/A

**AMENDMENT NO. 2**

**REGULATION A OFFERING STATEMENT**

**UNDER THE SECURITIES ACT OF 1933**

# INTEX Program, Inc.

**Commission File Number: 0001603861**

***California***



**UNITED STATES:**

**INTEX Program, Inc.**

**C/O: Alternative Securities Markets Group**

**9107 Wilshire Blvd.**

**Unit 450**

**Beverly Hills, California 90210**

**Phone: (213) 407-4386**

| | |
|---|---|
| **611710– Student Exchange Programs** | **45-3733863** |
| (Primary Standard Industrial Classification Code Number) | (I.R.S. Employer Identification Number) |

## PART I - NOTIFICATION UNDER REGULATION A

### Item 1. Significant Parties

**(a) (b) Directors and Officers.**

| Name and Address | Position(s) Held |
|---|---|
| Mr. Hafed Ikhlf | Chairman of the Board, Chief Executive Officer |
| INTEX Program, Inc, 1801 Morgan Lane, Redondo Beach, California 90278 | |

None of our directors or executive officers has, during the past three years, (1) had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within three years prior to that time; (2) been convicted in a criminal proceeding or subject to a pending criminal proceeding; (3) been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, futures, commodities or banking activities; or (4) been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

There are no arrangements or understandings between any two or more of our directors or executive officers. There is no arrangement or understanding between any of our directors or executive officers and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current board of directors. There are also no arrangements, agreements or understandings between non-management shareholders that may directly or indirectly participate in or influence the management of our affairs.

**(c) General Partners of the Issuer** N/A

**(d) (e) Recorded and Beneficial owners of 5 percent or more of any class of the issuer's equity securities.**

The following provides the names and addresses of each of the INTEX Program, Inc. affiliates who own 5% or more of any class of our preferred or common stock:

| Name and Address of Record Owner | Shares of Voting Stock of Record Owned | Percentage of Total Voting of Record Owned |
|---|---|---|
| Mr. Hafed Ikhlef | Preferred | 0% |
| (1) (2) | Common | 95% |
| Alternative Securities Markets Group | Preferred | 0% |
| (3) (4) | Common | 05% |

(1) Mr. Hafed Ikhlef is the Chairman of the Board and Chief Executive Officer of INTEX Program, Inc.
(2) Address: INTEX Program, Inc, 1801 Morgan Lane, Redondo Beach, California 90278
(3) Alternative Securities Markets Group is an Advisor to INTEX Program, Inc.
(4) Mailing Address is: Alternative Securities Markets Group, 9107 Wilshire Blvd, Unit 450, Beverly Hills, California 90210

**(f) Promoters of the issuer**

INTEX Program, Inc.
1801 Morgan Lane
Redondo Beach, California 90278
Phone: (310) 265-3987
Email: Info@Intexprogram.com
http://www.IntexProgram.com

Alternative Securities Markets Group
9107 Wilshire Blvd.
Unit 450
Beverly Hills, California 90210
Phone: (213) 407-4386
http://www.AlternativeSecuritiesMarket.com

**g) Affiliates of the issuer.** None

**(h) Counsel for Issuer and Underwriters.**

Mr. James H. Seymour, Esq.
James H. Seymour Law Firm
PO Box 1757
Crystal Bay, Nevada 89402-1757
JSeymourlaw@yahoo.com

At this time of this filing there is no underwriter(s) in connection with this offering.

**(i) through (m)** None

**Item 2. Application of Rule 262.**

No persons identified in response to Item 1 are subject to any of the disqualification provisions as set forth in Rule 262.

**Item 3. Affiliate Sales.**

None of the proposed offering involves the resale of securities by affiliates of the issuer. The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years. The Company has spent expenditures in excess of revenues the past two years developing its' products and marketing plans.

**Item 4. Jurisdictions in which Securities are to be offered.**

The Securities to be offered in connection with this proposed offering shall not be offered by underwriters, dealers or salespersons.

The Securities in this proposed offering shall be offered in the following jurisdictions (but not limited to), subject to qualification in each State.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, a California Stock Corporation, an equity partner of the Company, can be viewed at http://www.AlternativeSecuritiesMarket.com.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **INTEX Program, Inc.** and wire or mail funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any State-Specific Investor Suitability Standards.

**Item 5. Unregistered Securities Issued or Sold Within One Year.** None.

**Item 6. Other Present or Proposed Offerings.**

The issuer is not presently offering, nor does it presently contemplate offering, any securities other than those covered by this notification.

**Item 7. Marketing Arrangements.**

There are no marketing arrangements with respects to this offering. The Offering is on a "Best Efforts" basis and is being offered directly by the Company through its Officers and Directors. There are no plans to stabilize the market for the securities to be offered. The Company will be selling these Securities directly, and no underwriter or dealer is responsible for the distribution of this offering.

**Item 8. Relationship with Issuer of Experts Named in Offering Statement.** None.

**Item 9. Use of a Solicitation of Interest Document.** None used.

# INTEX Program, Inc.

**Corporate:**
**INTEX Program, Inc.**
**1801 Morgan Lane**
**Redondo Beach, California 90278**
http://www.IntexProgram.com/
**(310) 265-3987**

**Offering / Investors:**
**INTEX Program, Inc.**
**C/O: Alternative Securities Markets Group**
**9107 Wilshire Blvd., Suite 450**
**Beverly Hills, California 90210**
http://www.AlternativeSecuritiesMarket.com
**(213) 407-4386**

**Best Efforts Offering of 5,250 9% Convertible Preferred Stock Units**
**Preferred Stock Shares having a market value of up to**
**$525,000**

**Offering Price per 9% Convertible Preferred Stock Unit: $100.00 (USD)**
See: Details of the Offering

**Maximum Offering: 5,250 9% Convertible Preferred Stock Units**

See: Details of the Offering

**Maximum Offering: 5,250 Common Stock Units**

Investing in the Company's Common Stock Units involves risks, and you should not invest unless you can afford to lose your entire investment. See "Risk Factors" beginning on page 9.

We are offering a maximum of 5,250 9% Convertible Preferred Stock Units (the "Securities"). **This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.** The offering will begin on the effective date and continue until the Company has sold all of the Securities offered hereby or on such earlier date as the Company may close or terminate the Offering. The Securities offered hereby are offered on a "best efforts" basis. No minimum sale is required, and there is no minimum offering.

**There is, at this time, no public market for the Securities.**

**THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.**

**THE SECURITIES OFFERED HEREBY ARE HIGHLY SPECULATIVE, AND AN INVESTMENT IN SECURITIES INVOLVES A HIGH DEGREE OF RISK AND IMMEDIATE AND SUBSTANTIAL DILUTION FROM THE OFFERING PRICE. SEE "RISK FACTORS" AND "DILUTION."**

**THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.**

| | Number of Securities Offered (1) | Offering Price | Selling Commissions (2) | Proceeds to Company |
|---|---|---|---|---|
| **Per Security** | ------ | **$100.00** | **$0.00** | **$100.00** |
| **Total Minimum** | **001** | **$100.00** | **$0.00** | **$100.00** |
| **Total Maximum** | **5,250** | **$525,000.00** | **$0.00** | **$525,000** |

1) We are offering a maximum of 5,250 9% Convertible Preferred Stock Units at the price indicated. See "Terms of the Offering."

(2) We do not intend to use a placement agent or broker for this Offering.

**THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.**

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 59 pages.

## The date of this Offering Circular is June 1st, 2014.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSURER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER MADE BY THIS OFFERING CIRCULAR, NOR HAS ANY PERSON BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICIATION WOULD BE UNLAWFUL OR ANY PERSON TO WHO IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICIATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE AS HAS BEEN NO CHANGE IN THE AFFAIRS OF OUR COMPANY SINCE THE DATE HEREOF.

THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED IN WHOLE OR IN PART. THE USE OF THIS OFFERING CIRCULAR FOR ANY PURPOSE OHER THAN AN INVESTMENT IN SECURITIES DESCRIBED HEREIN IS NOT AUTHORIZED AND IS PROHIBITED.

THIS OFFERING IS SUBJECT TO WITHDRAWAL, CANCELLATION, OR MODIFICATION BY THE COMPANY AT ANY TIME AND WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART NOTWITHSTANDING TENDER OF PAYMENT OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE NUMBER OF SECURITIES SUBSCRIBED FOR BY SUCH INVESTOR.

THE OFFERING PRICE OF THE SECURITIES IN WHICH THIS OFFERING CIRCULAR RELATES HAS BEEN DETERMINED BY THE COMPANY AND DOES NOT NECESSARILY BEAR ANY SPECIFIC RELATION TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

NASAA UNIFORM LEGEND:

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY THE FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR FLORIDA RESIDENTS ONLY:

EACH FLORIDA RESIDENT WHO SUBSCRIBES FOR THE PURCHASE OF UNITS HEREIN HAS THE RIGHT, PURSUANT TO SECTION 517.061(11) (A) (5) OF THE FLORIDA SECURITIES ACT, TO WITHDRAW HIS SUBSCRIPTION FOR THE PURCHASE AND RECEIVE A FULL REFUND OF ALL MONIES PAID WITHIN THREE (3) BUSINESS DAYS AFTER THE EXECUTION OF THE SUBSCRIPTION AGREEMENT OR PAYMENT FOR THE PURCHASE HAS BEEN MADE, WHICHEVER, IS LATER. WITHDRAWAL WILL BE WITHOUT ANY FURTHER LIABILITY TO ANY PERSON. TO ACCOMPLISH THIS WITHDRAWAL, A SUBSCRIBER NEED ONLY SEND A LETTER OR TELEFAX TO THE COMPANY AT THE ADDRESS SET FORTH IN THIS OFFERING CIRCULAR INDICATING HIS/HER INTENTION TO WITHDRAWAL.

SUCH LETTER OR TELEFAX SHOULD BE SET AND POSTMARKED PRIOR TO THE END OF THE AFOREMENTIONED THIRD BUSINESS DAY. IT IS ADVISABLE TO SEND SUCH LETTER BY CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO ENSURE THAT IT IS RECEIVED AND ALSO TO EVIDENCE THE TIME IT WAS MAILED. IF THE REQUEST IS MADE ORALLY, IN PERSON OR BY TELEPHONE TO AN OFFICER OF THE COMPANY, A WRITTEN CONFIRMATION THAT THE REQUEST HAS BEEN RECEIVED SHOULD BE REQUESTED.

THE SECURITIES REFERRED TO HEREIN WILL BE SOLD TO AND ACQUIRED BY THE HOLDER IN A TRANSACTION EXEMPT UNDER 517.061 OF THE FLORIDA SECURITIES ACT. THE SECURITIES HAVE NOT BEEN REGISTERED UNDER SAID ACT IN THE STATE OF FLORIDA.

FOR NEW YORK RESIDENTS:

THIS OFFERING CIRCULAR HAS NOT BEEN REVIEWED BY THE ATTORNEY GENERAL PRIOR TO ITS ISSUANCE AND USE. THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. THIS PRIVATE OFFERING MEMORANDUM DOES NOT CONTAIN AN UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH THEY WERE MADE, NOT MISLEADING. IT CONTAINS A FAIR SUMMARY OF MATERIAL TERMS AND DOCUMENTS PURPORTED TO BE SUMMARIZED HEREIN.

FOR ALL RESIDENTS OF ALL STATES:

THE UNITS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

## PART II — OFFERING CIRCULAR

### ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND DILUTION

***Investing in the Company's Securities is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in this Securities Offering.***

***Foreign Student Exchange Industry Risks***

Foreign Student Exchange Industry investments are subject to varying degrees of risk. The yields available from equity investments in Foreign Student Exchange Industry Companies depends on the amount of income earned and capital appreciation generated by the company as well as the expenses incurred in connection therewith. If any of the Company's products or services does not generate income sufficient to meet operating expenses, the Company's Common Stock value could adversely be affected. Income from, and the value of, the Company's Products and Services may be adversely affected by the general economic climate, the Foreign Student Exchange market conditions such as oversupply of related products and services, or a reduction in demand for Foreign Student Exchange products and services in the areas in which the Company's Products and Services are located, competition from other Foreign Student Exchange Companies, and the Company's ability to provide adequate Foreign Student Exchange Products and Services. Revenues from the Company's Products and Services are also affected by such factors such as the costs of products and services and the local market conditions.

Because Foreign Student Exchange Industry investments are relatively illiquid, the Company's ability to vary its asset portfolio promptly in response to economic or other conditions is limited. The relative illiquidity of its holdings could impede the Company's ability to respond to adverse changes in the performance of its Products and Services. No assurance can be given that the fair market value of the Products Produced or Assets Acquired by, or produced by, the Company will not decrease in the future. Investors have no right to withdrawal their equity commitment or require the Company to repurchase their respective Common Stock interests and the transferability of the Common Stock Units is limited. Accordingly, investors should be prepared to hold their investment interest until the Company is dissolved and its assets are liquidated.

***If We Fail to Promote and Maintain our Brand in the Market, our Business, Operating Results, Financial Condition, and our Ability to Attract Customers will be Materially Adversely Affected***

Our success depends on our ability to create and maintain brand awareness for our product and services offerings. This may require a significant amount of capital to allow us to market our products and services, and establish brand recognition and customer loyalty. Many of our competitors in this market are larger than us and have substantially greater financial resources. Additionally, many of the companies offering similar products have already established their brand identity within the marketplace. We can offer no assurances that we will be successful in establishing awareness of our brand allowing us to compete in this market. The importance of brand recognition will continue to increase because of low barriers of entry to the industries in which we operate may result in an increased number of direct competitors. To promote our brand, we may be required to continue to increase our financial commitment to creating and maintaining brand awareness. We may not generate a corresponding increase in revenue to justify these costs.

***Development Stage Business***

The Company was originally formed as a California Limited Liability Corporation in October of 2011 and converted to a California Stock Corporation in April of 2014. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that INTEX Program, Inc. will operate profitably.

*Inadequacy of Funds*

Gross offering proceeds of a maximum of $525,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business.

*Competition*

Competition exists for Foreign Student Exchange Products and Services in most markets, including all sectors in which the Company intends to operate. The Company may be competing for assets with entities that have substantial greater economic and personnel resources than the Company or better relationships with suppliers and other Foreign Student Exchange Industry Related Professionals. These entities may also generally be able to accept more risk than the Company can manage. Competition from other Companies in the Foreign Student Exchange Industry may reduce the number of suitable prospective direct to customer sales opportunities.

*Dependence on Management*

In the early stages of development the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon the services of Mr. Hafed Ikhlef, the Company's Chairman of the Board and Chief Executive Officer.

*Risks of Borrowing*

Although the Company does not intend to incur any additional debt from the investment commitments provided in this offering, should the company obtain secure bank debt in the future, possible risks could arise. If the Company incurs additional indebtedness, a portion of the Company's cash flow will have to be dedicated to the payment of principal and interest on such new indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of members of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

*Unanticipated Obstacles to Execution of the Business Plan*

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

*Management Discretion as to Use of Proceeds*

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

*Minimum Amount of Capital to be Raised*

The minimum amount of Securities that need to be sold in this offering for the Company to access the investment funds is $100,000. After the Minimum Amount of Capital required to be reached, all Investor funds will be transferred from the Company's Investment Holding Account to the Company. The Company cannot assure you that subscriptions for the entire

Offering will be obtained. The Company has the right to terminate this offering of Securities at any time, regardless of the number of Securities that have sold. The Company's ability to meet financial obligations, cash needs, and to achieve objectives, could be adversely affected if the entire offering of Securities is not fully subscribed.

***Management Discretion as to Use of Proceeds***

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

***Unanticipated Obstacles to Execution of the Business Plan***

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

***Control by Management***

As of June 1st, 2014 the Company's Managers owned approximately 95% of the Company's outstanding Common Stock Units and 0% of the Company's Preferred Stock Units. Upon completion of this Offering, The Company's Management will own approximately 95% of the outstanding Common Stock Units of the Company and 0% of the outstanding Preferred Stock Units of the Company. Investors will not have the ability to control either a vote of the Company's Managers or any appointed officers. See "COMPANY MANAGERS" section.

***Return of Profits***

The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's Operations and Holdings. As a result, the Company does not anticipate paying any cash dividends to its Common Stock Holders for the foreseeable future.

***No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets***

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other investment funds, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

***The Company's Continuing as a Going Concern Depends Upon Financing***

If the Company does not raise sufficient working capital and continues to experience pre-operating losses, there will most likely be substantial doubt as to its ability to continue as a going concern. Because the Company has generated no revenue, all expenditures during the development stage have been recorded as pre-operating losses. Revenue operations have not commenced because the Company has not raised the necessary capital.

***Broker - Dealer Sales of Units***

The Company's Common Stock Units are not included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ SmallCap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders.

No assurance can be given that the Common Stock Units of the Company will ever qualify for inclusion on the NASDAQ System or any other trading market until such time as the Managing Members deem it necessary. As a result, the Company's Common Stock Units are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and qualified investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and will also affect the ability of members to sell their units in the secondary market.

***Secondary Market***

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

***Certain Factors Related to Our Common Stock***

*Because the Company's Common Stock may be considered a "penny stock," and a shareholder may have difficulty selling shares in the secondary trading market.*

The Company's Common Stock Securities may be subject to certain rules and regulations relating to "penny stock" (generally defined as any equity security that has a price less than $5.00 per share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain "sales practice requirements" for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional "qualified investors"), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent price information for the penny stocks held in the account, and certain other restrictions. For as long as the Company's Common Stock is subject to the rules on penny stocks, the market liquidity for such securities could be significantly limited. This lack of liquidity may also make it more difficult for the Company to raise capital in the future through sales of equity in the public or private markets.

*The price of the Company's Common Stock may be volatile, and a shareholder's investment in the Company's Common Stock could suffer a decline in value.*

There could be significant volatility in the volume and market price of the Company's Common Stock, and this volatility may continue in the future. The Company's Common Stock may be listed on the OTCQB, OTCQX, OTCBB, The Bermuda BSX Exchange, the London Stock Exchange's AIM Market, the Canadian TSX Venture Exchange or TMX Exchange, the Irish Stock Exchange, the Frankfurt Stock Exchange and / or the Berlin Stock Exchange, where each has a greater chance for market volatility for securities that trade on these markets as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of "bid" and "ask" quotations and generally lower trading volume. In addition, factors such as quarterly variations in our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, general trends relating to the Hair Growth, Hair Rejuvenation and Medical Technology Industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our Common Stock and the relative volatility of such market price.

***Compliance with Securities Laws***

The Company's Securities are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable Texas Securities Laws, and other applicable state securities laws. If the sale of Securities were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Securities. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

***Offering Price***

The price of the Securities offered has been arbitrarily established by our current Managers, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria.

***Lack of Firm Underwriter***

The Securities are offered on a "best efforts" basis by the Company Managers, without compensation and on a "best efforts" basis through certain FINRA registered broker-dealers, which enter into Participating Broker-Dealer Agreements with the Company. Accordingly, there is no assurance that the Company, or any FINRA broker-dealer, will sell the maximum Securities offered or any lesser amount.

***Projections: Forward Looking Information***

Management has prepared projections regarding anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well funded marketing plan, and other factors influencing the business. The projections are based on Management's best estimate of the probable results of operations of the Company and the investments made by management, based on present circumstances, and have not been reviewed by independent accountants and/or auditing counsel. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into a market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of operations, those results cannot be guaranteed.

## ITEM 4. PLAN OF DISTRIBUTION

A maximum of 5,250 9% Convertible Preferred Stock Units are being offered to the public at $100.00 per 9% Convertible Preferred Stock Unit. A minimum of $100,000 must be invested prior to the Company having access to the Investment Proceeds. A maximum of $525,000 will be received from the offering. No Securities are being offered by any selling shareholders. The Company will receive all proceeds from the sale of Securities after the minimum of $100,000 has be reached.

The Offering is on a "Best Efforts" basis and is being offered directly by the Company and its Management. There are no plans to stabilize the market for the Securities to be offered. Investors can purchase Securities directly from the Company by completing a Subscription Agreement Online at www.AlternativeSecuritiesMarket.com. Securities can be purchased by check, money order, or bank wire transfer. Investors should call the Company for bank wire transfer instructions should they choose that method of payment for Securities.

If an underwriter is selected to assist in this offering, the Company will be required to amend the Form 1-A to include the disclosures required regarding engaging an underwriter to assist in the offering.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, an equity partner of the Company, can be viewed at ***http://www.AlternativeSecuritiesMarket.com***.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Securities, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **INTEX Program, Inc.** and either mail or wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by the Company. Although these materials will not contain information in conflict with the information provided by this Offering and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Securities, these materials will not give a complete understanding of this Offering, the Company or the Securities and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Securities.

**REMAINDER OF PAGE LEFT BLANK INTENTIONALLY**

**ITEM 5. USE OF PROCEEDS TO ISSUER**

The Company seeks to raise maximum gross proceeds of $525,000 from the sale of Securities in this Offering. The Company intends to apply these proceeds substantially as set forth herein, subject only to reallocation by Company Management in the best interests of the Company.

**A. Sale of Company Common Stock Units**

| Category | Maximum Proceeds | Percentage of Total Proceeds | Minimum Proceeds | Percentage of Proceeds |
|---|---|---|---|---|
| **Proceeds from Sale of Securities** | **$525,000** | **100%** | **$100,000** | **100%** |

**B. Offering Expenses**

| Category | Maximum Proceeds | Percentage of Total Proceeds | Minimum Proceeds | Percentage of Proceeds |
|---|---|---|---|---|
| **Offering Expenses (1) (2) (3).** | **$26,250** | **5%** | **$5,000** | **5%** |

**Footnotes:**

(1) Includes estimated memorandum preparation, filing, printing, legal, accounting and other fees and expenses related to the Offering.

(2) This Offering is being sold by the Managing Members and Directors of the Company. No compensatory sales fees or related commissions will be paid to such Managing Members.

(3) Units Sold by Approved "Broker Dealers" will receive a commission of 5-10%, and this amount will be added to the "Company's Offering Expense".

**REMAINDER OF PAGE LEFT BLANK INTENTIONALLY**

**ITEM 6. DESCRIPTION OF BUSINESS ITEM**

INTEX Program Corporation ("Company", "We", "Our" or "Us") is a California Company that was originally formed in October of 2011 as a Limited Liability Corporation and converted to a California Stock Corporation in March of 2014.

The Company, streamlines the journey of international students looking for an internship in Los Angeles. We will also help US students participate in exchange programs through our partners abroad.

The business model will then by applied to all the major US cities by opening branches in New York, San Francisco, Miami, Chicago, Washington DC ...during the next five years.

The need of the newly established community of international students visiting the United States are diverse. We will provide a full package of services aimed at solving every problem encountered by the students and simplify the entire process.

Our goal is to gradually provide these services to more cities in the US while partnering with organizations around the world for US students traveling abroad. The partnering organizations are screened to ensure the same level and quality of services.

On January, 2014. INTEX Program secured partnership agreements with companies in Los Angeles and exchange program organization is Georgia, France and Hong Kong. Our database, shows students signing with INTEX Program from 19 different countries.

INTEX Program, LLC is the premier company for bringing employers and international students together. Devoted to cultivating international career training opportunities and customizing these prospects for both the individual student and each unique company, INTEX Program understands that not everyone or every entity requires the same services. International internships are all about providing individuals with first-hand, practical knowledge of the business practices, cultures, and traditions of other countries, because creating and supporting these opportunities strengthens the cooperation between countries, fostering an environment where individuals, businesses, organizations, and communities can reach a common understanding.

INTEX Program headquarter office will be located near Los Angeles international airport (LAX). The proximity with Car/Van Rentals, Restaurants and Hotels will be key for the success of the business. The Office will need a reception area, 2 executive offices, a conference room, 20 students training room (lab), Kitchen and an open space. The total Square footage should be between 1500 and 2000 sq. ft.

## Business Model :

Each year more than 300,000 students travel to the United States to participate in a cultural exchange program (Intern, Trainee, Au pair, summer work, Language study...). In order to apply for these programs, the student need to obtain a J1 visa. This visa can only be delivered through a sponsor organization authorized by the US department of state. INTEX Program, will apply with the US department of state to be a sponsor organization upon first round of funding.


Worldwide J1 Visa Issuances
Fiscal Years 2007-2012
Number of Issuances
360,000
340,000
320,000
300,000
280,000
343,944
359,447
313,597
320,805
324,294
313,431
FY 2007
FY 2008
FY 2009
FY 2010
FY 2011
FY 2012
Fiscal Year

The government regulations (22 CFR Part 62) sets the requirements for the sponsor organizations that we will follow. However, our goal at INTEX Program is to provide a premium service package addressing every detail in order to encourage more companies and international students to engage in our exchange program without any worries.

Local companies will be assigned an INTEX Program coordinator and we will visit the main location of the internship. We do not charge employers but we encourage them to help students financially by offering a stipend, salary, add to crowed funding campaign and/or the option to pay INTEX Program fees on behalf of the students

The benefit for International students are well known specially by the European Union who offers grants to support the mobility of its students. The experience gained during our exchange program will boost the chances of every student to secure a job in their home country upon completion of our program.

## Services :

From its inception, INTEX Program has strived to promote academic and real-life cross cultural educational experiences through international exchange programs with affordable, accessible, and supportive programs. Understanding that this is only possible when working with a select group of employers and potential interns, INTEX Program focuses its business in the Los Angeles area. For employers, INTEX Program provides a multitude of international students who are looking for high-quality, educational internships. For students, INTEX Program strives to match each individual with an opportunity that will advance his or her education and future career, all while making the temporary move to a foreign country easy and enjoyable.

**For Employers:**

INTEX Program, Inc. takes the guesswork out of bringing overseas students onboard, priding ourselves in our ability to connect the best candidates to the best companies.

For employers, the INTEX Program is absolutely free. This will allows companies to not only post internship offers, opening the company up to intelligent, eager students from all over the world, but also lets the company search through every student in the INTEX Program database, finding the best one for the job.

Every student in the INTEX Program database provides an accurate resume as well as a video presentation in English so that the company can gauge his or her English speaking skills: after all, we all know that writing in a foreign language is drastically different than speaking it, especially with today's translation software!

Hiring international interns through INTEX Program not only removes a lot of the paperwork and hassle of bringing over international students, but INTEX Program also brings the company one step closer to immersing itself in today's global market. In most cases, we suggest companies offer 6 month internships, as these tend to provide the most benefit for the student and the company; however, the company can do as little as 3 months or as long as a year.

Working with INTEX Program to hire international interns eliminates a lot of stress and paperwork so that the company can focus on "what the company does" while still ensuring that the company can find a quality individual to join the company temporarily.

**For Students:**

For Students, the INTEX Program registration is FREE! The student can create an online resume to attract companies that are looking for internship candidates in their field, as well as search through the INTEX Database and contact companies directly. Once the student has found his / her dream internship, INTEX Program can help them get everything set up.

As most of us know, moving to another country is rife with paperwork, which can be overwhelming for anyone. For the nominal fee of $3500 USD (~2500 euros), INTEX Program will take care of just about everything so that the student can focus on preparing and working at their internship.

***INTEX Program, Inc. Provides International Students:***

A welcome packet, free smartphone, and an international student card that will provide the student with discounts on services such as rental cars and hotels.

- Health and accident insurance during the student's internship.
- Online English classes to prepare and pass the TOEFL exam at an INTEX Program location.
- J1 Visa processing and obtaining the proper identifications...and more.

As it can be difficult to look for a place to live from thousands of miles away, INTEX Program also helps students to get set up in a rental during their internship (in a safe neighborhood). Once the student arrives in Los Angeles, an INTEX Program professional will pick them up from the airport and provide them with unlimited access to a conference room so that the student can stay in touch with their supervisors or teachers back home.

Here at INTEX Program, our primary goal is to ensure that the student has everything they need to get the most out of their internship, as well as the most out of their experience in the United States. The International Student can just leave everything to us!

**REMAINDER OF PAGE LEFT BLANK INTENTIONALLY**

**CONDITIONS:**

- Participants must possess sufficient proficiency in the English language
- Students must be in good standing in their home educational institution
- Participants must be currently enrolled as undergraduate or graduate students or have graduated no more than 12 months prior to the start date of the internship.

## Competition:

The main competition is the sponsor organizations based in California (11). Most of the competition is nonprofit organizations with a very different business model. These companies offer a large catalog of visa processing throughout the United States. They do not concentrate on one specific segment. INTEX Program will cover the Intern/Training segment and start with the Los Angeles area. The business model offered by INTEX Program does not allow us to place students in a city without any branch. Our competition will process the visa and will have its students everywhere in the United States, thus, it cannot deliver the same premium services offered by INTEX Program.

As it can be difficult to look for a place to live from thousands of miles away, INTEX Program also helps students to get set up in a rental during their internship (in a safe neighborhood). Once the student arrives in Los Angeles, an INTEX Program professional will pick them up from the airport and provide them with unlimited access to a conference

## Key to success:

INTEX program main keys to success include:

- A full package of services that makes internships abroad as easy to achieve as local internships.
- A competitive pricing.
- Excellence in fulfilling the promise- reliable, trustworthy expertise and information.
- Leveraging from a single pool of expertise into multiple revenue generation opportunities: retainer consulting, project consulting, market research, and market research published reports.
- Develop tools to streamline the handling for several cases by each representative.

We believe that we can minimize certain risk factors by:

- Strong customer base through aggressive marketing
- Low overhead through the use of multi-skilled employees and continue training
- Monitoring customer satisfaction.
- Eliminate collection costs by establishing cash/credit/debit card only facilities

The goal for INTEX Program is:

- Efficiency by an extensive use of cloud and new online technologies
- Strong customer service that would retain companies locally as rolling candidates and create strong reputations in foreign countries universities and educational institutions.
- Offer other services locally (per on demand basis) to generate more revenues

- Build strong alliance with technology partners to be able to offer more services
- Partner with exchange program organizations around the world, and offer exchange programs to students from Los Angeles,
- Obtain accreditation and sign up with organizations like NAFSA and industry leaders.
- Export the business model and offer our services in major US cities

## Marketing:

Our goal, is to set-up a recurring short term exchange programs with companies based in Los Angeles and eager to internationalize their corporation. In order to reach out to companies interested in this type of program we will use a multi-channel marketing campaigns (PR, Events, online advertisement, strong SEO…) we will participate and organize business networking events and information sessions in INTEX Program offices.

In order to reach out to talented international students we will contact directly universities, schools around the world and participate in students shows in Europe, Asia, and Africa…Our goal is to have a strong partnership directly with the schools and provide them with all the necessary marketing tools needed to offer our service to their students.

The European Union will be a key partner in setting up a transatlantic program financed through the European and American Grants program already in place.

## Management:

The management team will be scaled up as the customer base increases. The financial tasks will be outsourced in the beginning to our partner NOWCFO who will provide a CFO expertise as per needed base. The marketing plan will be processed by a Los Angeles based marketing agency and by INTEX Program agents. The student's cultural activities will be offered in "A la carte "bases by our tourism agency partner based in Los Angeles.

**REMAINDER OF PAGE LEFT BLANK INTENTIONALLY**

## Pricing:

The pricing strategy includes all the costs for INTEX Program services. The main factor that can change is the insurance for internships longer than 6 months. Our goal is to provide a cultural exchange experience and ovoid any wrong use of the J1 visa for immigration purposes. Thus we will encourage employers to limit the stay of the students to a 6 months program. The US department of state authorize the intern J1 visa student to stay up to 12 months.

| | | | |
|---|---|---|---|
| | INTEX Program fees | $ | 1,500.00 |
| | Visa fee | $ | 500.00 |
| | English Class Prep | $ | 50.00 |
| | TOEFL Test | $ | 50.00 |
| | Insurance | $ | 204.00 |
| | Phone | $ | 120.00 |
| | LAX Pick up | $ | 50.00 |
| | Affiliate | $ | 300.00 |
| | Housing research | $ | 376.00 |
| | SEVIS | $ | 180.00 |
| | Package | $ | 150.00 |
| | ISIC Int. student card | $ | 20.00 |
| | | $ | **3,500.00** |

## Sales:

INTEX Program HQ is based in Los Angeles, Capital of the entertainment and Aerospace industry. The silicon beach area is directly competing with the Silicon Valley with hundreds of technological companies. We are confident that we can partner with some of the most prestigious companies in the world here in Los Angeles. The scalability of the business allows us to hire more agents as we grow. However, we feel that in order to provide the premium quality of services we need to limit the number of students by 500 students per city/ year. Once we prove the business model we will be able to export the model to New York, Miami, Chicago, Washington…

**REMAINDER OF PAGE LEFT BLANK INTENTIONALLY**

**EXIT STRATEGIES**

The term of the Investment detailed in this offering is expected to be at least two years, but no greater than five years, and the final exit of the Company will come through one of the four following methods:

- Become publicly listed:
  - U.S. OTCQB or OTCQX Listing - Summer / Fall 2015
  - Bermuda Stock Exchange Mezzanine Market - Spring / Summer 2015
  - Frankfurt or Berlin Stock Exchange Open Market - Spring / Summer 2015
- Move to a regulated within 24-36 months of Listing
  - U.S. NASDAQ Market - 2016 or 2017
  - Bermuda Stock Exchange Regulated Market - 2016 or 2017
  - Frankfurt Stock Exchange Regulate Market - 2016 or 2017

## C. Summary of Terms

The following is a brief summary of certain terms of the offering described in this offering memorandum. It is not intended to be complete and is qualified by the more detailed information contained elsewhere in this memorandum and in the text of the documents referred to herein.

**Investment Size**

- Target $525,000

**Company Structure**

- Private early stage Foreign Exchange Student Company.
- California Stock Corporation (Formed October of 2011).
- ONE HUNDRED MILLION Shares of Common Stock Authorized, ONE Million Shares of Preferred Stock Authorized
- ONE MILLION Shares of Common Stock Issued and Outstanding.
- NO CURRENT Shares of Preferred Stock Issued or Outstanding. FIVE HUNDRED TWENTY-FIVE THOUSAND Shares of Preferred Stock will be Issued and Outstanding at the Completion of this Offering.
- Five Hundred Twenty-Five Thousand 9% Convertible Preferred Stock Units Offered through this Offering.
- Preferred Stock Holders have no voting rights until Shares are Converted to Common Stock.

**Minimum Equity Commitment**

- One 9% Convertible Preferred Stock Units.

**Dividend Policy**

- We have never declared or paid cash dividends on our common stock or preferred equity. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant.

### D. The Offering

The Company is offering a maximum of 5,250 9% Convertible Preferred Stock Units at a price of $100.00 per Unit, with all Units having no par value.

### E. Risk Factors

See "RISK FACTORS" section of this Registration for certain factors that could adversely affect an investment in the Securities Offered. Those factors include, but are not limited to unanticipated obstacles to execution of the Business Plan, General Economic Factors, the Management's Inability to Foresee Exuberant Market Downturns and other unforeseen events.

### F. Use of Proceeds

Proceeds from the sale of Securities will be used to invest in the growth of the Company's Hair Growth, Hair Rejuvenation and Medical Technology Business Operations. See "USE OF PROCEEDS" section.

### G. Minimum Offering Proceeds - Escrow of Subscription Proceeds

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $100,000. The Company has established an Investment Account with Wells Fargo Bank. After the Minimum Offering Proceeds have been reached, all proceeds will be released from the investment account and utilized by the Company. All proceeds from the sale of Units after the Minimum Offering Proceeds has been achieved will be delivered directly to the Company. See "PLAN OF PLACEMENT " section.

### H. Preferred & Common Stock Units

Upon the sale of the maximum number of 9% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Preferred Stock Units of the Company's Preferred stock will be held as follows:

- Company Founders & Current Shareholders 0%
- New Shareholders 100%

Upon the sale of the maximum number of 9% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Common Stock Units of the Company's Common Stock will be held as follows:

- Company Founders & Current Shareholders 100%
- New Shareholders 0%

### I. Company Dividend Policy

The Company has never declared or paid any cash dividends on its common stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company. As a result, the Company does not anticipate paying any cash dividends in the foreseeable future to Common Stock Holders.

### J. Company Share Purchase Warrants

The Company has no outstanding warrants for the purchase of shares of the Company's Common Stock. Additionally, the Company has no outstanding warrants for the purchase of the Company's Stock.

### K. Company Stock Options

The Company has not issued any stock options to current and/or past employees or consultants.

## L. Company Convertible Securities

The Company, at the completion of this Offering will have 4,000 9% Convertible Preferred Stock Shares Issued.

- ***Terms of Conversion or Repurchase by the Company:***
  - o All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:
    - YEAR 3: (Shareholder Conversion Option)
      - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - YEAR 4: (Optional Conversion Option)
      - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 2.5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - YEAR 5: (Optional & Mandatory Conversion Options)
      - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
      - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

The Company has not issued any additional Convertible Securities other than those listed and detailed above.

**M. Stock Option Plan**

The Board has not adopted a stock option plan. If a plan is adopted in the future, the plan will administered by the Board of Directors or a committee appointed by the board (the "committee"). The committee will have the authority to modify, extend or renew outstanding options and to authorize the grant of new options in substitution therefore, provided that any such action may not, without the written consent of the optionee, impair any rights under any option previously granted.

**N. Reporting**

The Company will be required to furnish you with quarterly un-audited financial reports and an annual audited financial report through a public listing at www.AlternativeSecuritiesMarket.com. Further, the Company will also voluntarily send you both quarterly un-audited financial reports and an annual audited financial report via electronic mail. After the Filing of SEC Form 10 or an SEC S-1 Registration Statement with the United States Securities and Exchange Commission ("SEC"), the Company will be required to file reports with the SEC under 15(d) of the Securities Act. The reports will be filed electronically. The reports required are forms 10-K, 10-Q and 8-K. You may read copies of any materials the Company files with the SEC at www.AlternativeSecuritiesMarket.com, or at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet Site that will contain copies of the reports that the Company files electronically. The address for the Internet site is www.sec.gov.

**O. Stock Transfer Agent**

The Company will serve as its own registrar and transfer agent with respect the Offering.

For the Public Portion of this Offering, the Stock Transfer Agent is:

ComputerShare
250 Royall Street
Canton, MA (USA) 02021
Phone (781) 575-2000
http://cis.computershare.com

**P. Subscription Period**

The Offering has no date to terminate.

## II. TERMS AND CONDITIONS

The following is a summary of the certain principal terms of Stock Ownership in INTEX Program, Inc.

**The Company**

INTEX Program, Inc. is a California Stock Corporation.

**Investment Objectives**

The Company's objectives are to:

(i) Growth and Development of Company's Foreign Student Exchange Business

(ii) Maintain a total internal rate of returns of 20%+ per annum.

**Company Managers**

Biographies of all Managers can be found starting on Page 28 of this Offering.

**Minimum Capital Commitment**

Each investor will be required to make an investment of a minimum of one 9% Convertible Preferred Stock Units.

**The Offering**

The Company is seeking capital commitments of $525,000 from Investors. The securities being offered hereby consists of up to 5,250 9% Convertible Preferred Stock Units of the Company, priced at $100.00 per Unit subject to the Company's discretion to increase the size of the offering. The purchase price for the stock interests is to be paid in cash as called by the Company.

**Conversion Option / Mandatory Conversion**

All 9% Convertible Preferred Stock Units must be converted to Company Common Stock, either in the third, fourth or fifth year under the following terms and conditions at the Shareholder's Option:

- **Year 3: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 4: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 2.5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 5: (Optional & Mandatory Conversion Option)**

  *Shareholder Option*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

*Mandatory Conversion*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing.

| | |
|---|---|
| **Investment Period** | The investment period will begin upon qualification of this Offering by the United States Securities & Exchange Commission. |
| **Term of the Company** | There is no agreed upon end date of this Offering. Investors can sell their shares back to the Company at any time for the face value of the share(s) plus any accrued interest after two years, though the Company has no obligation to purchase the Units. Market value shall be determined by the value of each yearly third party valuation of the Company. The Company plans to list the Company's shares on the Bermuda BSX Exchange, the Frankfurt Stock Exchange or Berlin Stock Exchange's Open Market and the United States OTC market in the year 2015 (OTCQB or OTCQX). |
| **Reinvestment** | There may be chances for reinvestment. |
| **Key Event** | The following will constitute a Key Event:<br>• Bankruptcy of the Managing Member<br>• Death or disability to the senior member(s) of INTEX Program, Inc.<br>• Other agreed upon events |
| **Distributions** | The Company has never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future for our Common Stock. Any future determination to declare dividends on our Common Stock will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant. |
| **Reports to Investors** | The Company's Accounting Firm will furnish to the investors after the close of each fiscal year an annual report containing audited financial statements of the Company prepared in accordance with "Generally Accepted Accounting Principles" (GAAP) and a statement setting forth any distributions to the investors for the fiscal year. The Company will also furnish un-audited quarterly statements to investors. |
| **Valuations** | The Company Managers will, at least once per year, perform an internal valuation of the Company's assets, using accepted valuation techniques, to establish the fair market value of each asset as the end of such year. The fair market value of the assets will be deemed to be the ownership interest in each asset valued at the current capitalization rate for each market. In addition, detailed financial modeling will be performed using "current market assumptions" and discounted cash flow analysis. |
| **Indemnification** | The Company will indemnify, defend and hold the Company Managers, the members of the Board of Directors harmless from and against any losses, damages, costs that relate to the operations of the Company, unless the Company Manager(s) acted in an unethical manner related to directing investments. |
| **Listings and Admissions to Trading** | Applications are being prepared and will be made to U.S. OTC Market (OTCQB or OTCQB), the Bermuda Stock Exchange's Mezzanine Market and the Berlin Stock Exchange (though the Company may choose to list on the Frankfurt Stock Exchange instead of the Berlin Stock Exchange) for the Securities to be admitted to the Exchange's Official List and for Trading. Submission for listing is expected in 2015. |

**ITEM 7. DESCRIPTION OF PROPERTY.**

The Company does not own any real estate. The Company currently rents office spaces at 1801 Morgan Lane, Redondo Beach, California 90278. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

**ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES**

(a) *Directors and Executive Officers.*

A. Directors and Executive Officers. The current officer and director will serve for one year or until his respective successor(s) are elected and qualified.

| Name | Position |
|---|---|
| *Mr. Hafed Ikhlef* | Chairman of the Board & Chief Executive Officer |

Mr. Hafed Ikhlef is the Founder of INTEX Program, Inc. Mr. Ikhlef has lived in North Africa as well as in Europe. Upon graduation from a French University with a Masters Degree in Physics and Engineering, he started his career in Los Angeles working as an Engineer. After seven years of working in California, Mr. Ikhlef acquired a deep understanding of the American culture and the way business is conducted. Eager to share his experience and aware of the difficulties foreign students face while trying to participate in cultural exchange programs, Mr. Ikhlef founded INTEX Program, Inc. in 2011

***Mr. Steven J. Muehler*** ***Advisor / Shareholder***

Mr. Steven J. Muehler is the Founder and Chief Executive Officer for Blue Coast Securities Corporation & Alternative Securities Markets Group. A true pioneer in the private equity investments industry, Mr. Muehler has led Blue Coast Securities Corporation in its growth into a leading global alternative assets management and private equity investments firm. Mr. Muehler is actively involved in managing the firm's day-to-day operations and serves on the Investment Portfolio Management Committees of each of the Firm's Fixed Income Funds and Private Equity Investment Funds, including the Firm's Technology Ventures Fund.

Mr. Muehler has more than fifteen years in Investment Banking and Corporate Finance, holding senior financial management and business development positions in both regional banks and international finance companies. Mr. Muehler has extensive experience in structuring business plans, private and public securities offerings, and fund raising efforts for early stage to mid-cap companies. His areas of expertise are in Commercial and Residential Real Estate Development, Energy, BioFuels, Mining & Mineral Rights, Oil & Natural Gas, Medical Device and Pharmacy and New Technology.

Prior to founding Blue Coast Securities Corporation in 2008, Mr. Muehler served four years in the United States Marine Corps before attending college in South Carolina. After college, Mr. Muehler held positions in the Finance Departments of Riverview Community Bank, WCI Communities and Allied Capital Corporation. It was with these companies that Mr. Muehler worked extensively with multinational finance and investment firms in syndicating fund raising and has guided dozens of companies in the capital formation process. Mr. Muehler has also served as a business consultant to a variety of midmarket companies providing strategic and financial modeling, business development training, and management assessment.

Mr. Muehler lives in Los Angeles, California with his wife and Two Daughters. Mr. Muehler is also the host of the Radio / HD WebTV and Podcast Show "Steve Muehler, On the Corner of Main Street and Wall Street". More information about Mr. Muehler can be found at: http://www.SteveMuehler.comand at www.AlternativeSecuritiesMarket.com.

B. *Significant Employees.* All Members of INTEX Program, Inc. as listed above are each considered "*Significant Employees*", and are each "Executive Officers" of the Company. The Company would be materially adversely affected if it were to lose the services of any member of INTEX Program, Inc. listed above as each he has provided significant leadership and direction to the Company.

C. *Family Relationships.* None

D. *Involvement in Certain Legal Proceedings.* There have been no events under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past three years.

*E. Legal proceedings.* There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

## ITEM 9. EXECUTIVE COMPENSATION.

In May of 2014, the Company adopted a compensation program for Company Management. Accordingly, Management of INTEX Program, Inc. will be entitled to receive an annual salary of:

| | |
|---|---|
| Mr. Hafed Ikhlef, Chairman of the Board & Chief Executive Officer | $85,000 |

### Officer Compensation

The Company does not currently pay any cash fees to any Officer of the Company beyond those listed above.

### Directors and Advisors Compensation

The Company does not currently pay any cash fees to any Director or Advisor of the Company or any member or employee of the Company beyond those listed above.

### Stock Option Grants

The Company does not currently have any outstanding Stock Options or Grants.

### Significant Employees

The Company has no significant employees other than the Company Managers named in this prospectus.

**REMAINDER OF PAGE LEFT BLANK INTENTIONALLY**

**ITEM 10. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.**

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement, the number of shares of Preferred Stock and Common Stock owned of record and beneficially by executive officers, directors and persons who hold **5% or more of the outstanding Common Stock of the Company**. Also included are the shares held by all executive officers and directors as a group.

| **Name and Address** | **Amount and nature of Beneficial Ownership** | **Number of shares and (Percentage) of Class** |
|---|---|---|
| Mr. Hafed Ikhlef | Direct | Preferred Shares (0%)<br>Common Shares (95.0%) |
| Alternative Securities Markets Group | Direct | Preferred Shares (0%)<br>Common Shares (5%) |

(2) Nominal Ownership

**ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.**

**Related Party Transactions**

Our majority stockholder(s) is Mr. Hafed Ikhlef, the Company's Chairman of the Board & Chief Executive Officer owns the majority of the issued and outstanding controlling Stock Units of INTEX Program, Inc. Consequently, this shareholder controls the operations of the Company and will have the ability to control all matters submitted to stockholders for approval, including:

- Election of the board of directors;
- Removal of any directors;
- Amendment of the Company's certificate of incorporation or bylaws; and
- Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination.

Mr. Hafed Ikhlef will thus have complete control over the Company's management and affairs. Accordingly, this ownership may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer for the Common Stock. This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 11 of Form 1-A, Model B.

**ITEM 12. SECURITIES BEING OFFERED.**

**9% Convertible Preferred Stock Units**

A maximum of FIVE HUNDRED TWENTY-FIVE THOUSAND 9% Convertible Preferred Stock Units are being offered to the public at $100.00 per 9% Convertible Preferred Stock Unit. A Minimum of $100,000 will need to be received from this Offering for the Company to receive proceeds from the Sale of any Securities of this Offering. A maximum of $525,000 will be received from the offering. All Securities being offered by the Company through this offering, and no Securities are being offered by any selling shareholders of the Company. The Company will receive all proceeds from the sale of its Securities after the Company has secured $100,000 from the sale of Securities through this Offering.

(a) *Description of Company Common Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 100,000,000 shares of Common stock, $0.001 par value per share (the "Common Stock"). As of June 1st, 2014 – 1,000,000 shares of Common Stock were issued and outstanding.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 1-A. No Common Stock is being offered in the Offering Circular.

(b) *Background Information on the Preferred Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 1,000,000 shares of Preferred stock, no par value per share (the "Preferred Stock"). As of June 1st, 2014 – NO Preferred Stock Units were issued and outstanding. Upon the completion of this Offering, FIVE HUNDRED TWENTY-FIVE THOUSAND shares of Preferred Stock will be issued and outstanding.

(c) Other *Debt Securities.* None.

(d) *Other Securities to Be Registered.* None.

**Security Holders**

As of June 1st, 2014, there were 1,000,000 shares of our Common Stock outstanding, which were held of record by approximately 2 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

As of June 1st, 2014, there were NO shares of our Preferred Stock outstanding, which were held of record by approximately 0 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

**Dividends**

The Company has never declared or paid cash dividends on its Common Stock Units. The Company currently intends to retain all available funds and future earnings for use in the operation of Company business and does not anticipate paying any cash dividends in the foreseeable future to holders of our Common Stock. Any future determination to declare dividends for the Company's Common Stock Units will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

**Indemnification of Directors and Officers:**

The Company is incorporated under the laws of California. California General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, and a vote of stockholders or disinterested directors or otherwise.

The Company's Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by California's General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

California's General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to the corporation or its stockholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- payments of unlawful dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

# FINANCIAL STATEMENTS SECTION:

## Profit and Loss (2012)

| Income | FY-2012 |
|---|---|
| Sales | $ - |
| **Total Income** | **$ -** |
| | |
| Expenses | |
| Website Design | $ 5,000 |
| Website Hosting & maintenance | $ 360.00 |
| Bank fees | $ 120.00 |
| Office equipment | $ 520.00 |
| Marketing & Advertisement | $ 200.00 |
| Rent | $ - |
| Travel | $ 1,200.00 |
| Tax | $ 800.00 |
| Outside services | $ 75.00 |
| Dues and subscription | $ - |
| Accounting | $ - |
| Legal | $ 200.00 |
| | |
| **Total Expenses** | **$ 8,475.00** |
| | |
| **Net Profit (Loss)** | **$ (8,475.00)** |

## Balance Sheet (2012)

| Current Assets | | FY-2012 |
|---|---|---|
| Cash | $ | 2,400.00 |
| Investments | $ | - |
| Inventories | $ | - |
| Accounts receivable | $ | - |
| Pre-paid expenses | $ | - |
| Other | $ | - |
| Total | $ | 2,400.00 |
| **Fixed Assets** | | |
| Property and equipment | $ | 520.00 |
| Leasehold improvements | $ | - |
| Equity and other investments | $ | - |
| Total | $ | 520.00 |
| **Other Assets** | | |
| Charity | $ | - |
| Total | $ | - |
| **Total Assets** | **$** | **2,920.00** |
| **Current Liabilities** | | |
| Accounts payable | $ | - |
| Accrued wages | $ | - |
| Accrued compensation | $ | 500.00 |
| Income taxes payable | $ | - |
| Unearned revenue | $ | - |
| Other | $ | - |
| Total | $ | 500.00 |
| **Long-term Liabilities** | | |
| Mortgage payable | $ | - |
| Total | $ | - |
| **Owner Equity** | | |
| Investment capital | $ | 8,500.00 |
| Accumulated retained earnings | $ | - |
| Total | $ | 8,500.00 |

| Total Liabilities & Stockholder Equity | $ 9,000.00 |
|---|---|

## Equity Statement (2012)

| | | | |
|---|---|---|---|
| **a)** | Capital contributions | **b)** | $ 8,500 |
| c) | Net Loss | d) | ($ 8,475) |
| **e)** | **Balance as of December 31, 2012** | **f)** | **$ 25** |

**REMAINDER OF PAGE LEFT BLANK INTENTIONALLY**

## Statement of Cash Flows (2012)

| | FY-2012 |
|---|---|
| **Cash flows from operating activities** | |
| Cash received from customers | $ - |
| Cash paid for merchandise | $ - |
| Cash paid for wages and other operating expenses | $ (7,675.00) |
| Cash paid for interest | $ - |
| Cash paid for taxes | $ (800.00) |
| Other | $ - |
| Net cash provided (used) by operating activities | $ (8,475.00) |
| **Cash flows from investing activities** | |
| Cash received from sale of capital assets | $ - |
| Cash received from disposition of business segments | $ - |
| Cash received from collection of notes receivable | $ - |
| Cash paid for purchase of capital assets | $ - |
| Cash paid to acquire businesses | $ - |
| Other | $ - |
| Net cash provided (used) by investing activities | $ - |
| **Cash flows from financing activities** | |
| Cash received from members | $ 8,500.00 |
| Cash received from long-term borrowings | $ - |
| Cash paid to repurchase stock | $ - |
| Cash paid to retire long-term debt | $ - |
| Cash paid for dividends | $ - |
| Other | $ - |
| Net cash provided (used) in financing activities | $ 8,500.00 |
| Increase (decrease) in cash during the period | $ 25.00 |

## Statement of Income (2012)

| REVENUE | FY-2012 |
|---|---|
| Gross sales | $0 |
| Less sales returns and allowances | $0 |
| **Net Sales** | **$0** |
| | |
| **COST OF SALES** | |
| Beginning inventory | $0 |
| Plus goods purchased / manufactured | $0 |
| Total Goods Available | $0 |
| Less ending inventory | $0 |
| **Total Cost of Goods Sold** | **$0** |
| | |
| **Gross Profit (Loss)** | **$0** |
| | |
| **OPERATING EXPENSES** | |
| Selling | |
| Salaries and wages | $0 |
| Commissions | $0 |
| Advertising | $200 |
| Depreciation | $0 |
| Other | $75 |
| **Total Selling Expenses** | **$275** |
| | |
| **General/Administrative** | |
| Salaries and wages | $0 |
| Employee benefits | $0 |
| Payroll taxes | $0 |
| Insurance | $0 |
| Rent | $0 |
| Utilities | $0 |
| Office supplies | $520 |
| Travel & entertainment | $1,200 |
| Bank fees | $120 |
| Website maintenance | $5,360 |
| Interest | $0 |
| Other | $0 |
| Furniture & equipment | $0 |
| **Total General/Administrative Expenses** | **$7,200** |
| | |
| **Total Operating Expenses** | **$7,475** |

| | |
|---|---|
| Net Income Before Taxes | ($7,475) |
| Taxes on income | 0 |
| Net Income After Taxes | ($7,475) |
| | |
| Extraordinary gain or loss | $0 |
| Income tax on extraordinary gain | $0 |
| | |
| **NET INCOME (LOSS)** | ($7,475) |

**REMAINDER OF PAGE LEFT BLANK INTENTIONALLY**

# Notes to 2012 Financial Statements

(January 01, 2012 - December 31, 2012)

## Note 1: Organization

INTEX Program Corporation ("Company", "We", "Our" or "Us") is a California Company that was originally formed in October of 2011 as a Limited Liability Corporation and converted to a California Stock Corporation in March of 2014.

INTEX Program, is an international internship placement company. Our services will streamline the relationship between students' candidate from different countries and cultures with local employers based in Los Angeles.

Hafed N. Ikhlef is the sole member, 100% owner of the company and owns all the member shares.
The original checking account for INTEX Program, LLC was opened in November 03, 2011 with an initial deposit of $100 and for the period of January 01, 2012 to December 31, 2012, Hafed Ikhlef, the sole member, capitalized the company with $8,500.

Allocations of profits and losses, and cash distributions are made in accordance with the company's Limited Liability Operating Agreement (The Agreement). The Company shall exist in perpetuity unless it is dissolved and terminated in accordance with provisions of the agreement.

## Note 2: Summary of Significant Accounting Policies

### Basis of Accounting

The financial statements of the company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP).

### Income Taxes

The Company has elected to be treated as pass-through entity for income tax purposes and as such is not subject to income taxes. Rather all items of taxable income, deductions and tax credits are passed through to and reported by its owners on their respective income tax returns. The Company's federal tax status as a pass-through entity is based on its legal status as Limited Liability Company. Accordingly, the Company is not required to take any positions in order to qualify as pass-through entity. The Company is required to file tax returns with the Internal Revenue Service and other taxing authorities. Accordingly these financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Member Salaries

Any Salaries/wages earned from the Company will be deferred until the Company generates income to pay such salaries/wages. These wages will incur an interest of 10% until paid.

Income

There has been no income for the period of January 01, 2012 to December 31, 2012

**REMAINDER OF PAGE LEFT BLANK INTENTIONALLY**

## Profit and Loss (2013)

| Income | FY-2013 |
|---|---|
| Sales | $ - |
| **Total Income** | **$ -** |
| | |
| Expenses | |
| Website Design | $ 600 |
| Website Hosting & maintenance | $ 720.00 |
| Bank fees | $ 120.00 |
| Office equipment | $ 70.00 |
| Marketing & Advertisement | $ 200.00 |
| Rent | $ - |
| Travel | $ - |
| Tax | $ 800.00 |
| Outside services | $ - |
| Dues and subscription | $ - |
| Accounting | $ - |
| Legal | $ - |
| | |
| **Total Expenses** | **$ 2,510.00** |
| | |
| **Net Profit (Loss)** | $ (2,510.00) |

## Balance Sheet (2013)

| Current Assets | | FY-2013 |
|---|---|---|
| Cash | $ | 1,800.00 |
| Investments | $ | - |
| Inventories | $ | - |
| Accounts receivable | $ | - |
| Pre-paid expenses | $ | - |
| Other | $ | - |
| Total | $ | 1,800.00 |
| | | |
| Fixed Assets | | |
| Property and equipment | $ | 590.00 |
| Leasehold improvements | $ | - |
| Equity and other investments | $ | - |
| Total | $ | 590.00 |
| | | |
| Other Assets | | |
| Charity | $ | - |
| Total | $ | - |
| | | |
| **Total Assets** | **$** | **2,390.00** |
| Current Liabilities | | |
| Accounts payable | $ | - |
| Accrued wages | $ | - |
| Accrued compensation | $ | 500.00 |
| Income taxes payable | $ | - |
| Unearned revenue | $ | - |
| Other | $ | - |
| Total | $ | 500.00 |
| | | |
| Long-term Liabilities | | |
| Mortgage payable | $ | - |
| Total | $ | - |
| | | |
| Owner Equity | | |
| Investment capital | $ | 2,500.00 |
| Accumulated retained earnings | $ | - |
| Total | $ | 2,500.00 |

| | | |
|---|---|---|
| Total Liabilities & Stockholder Equity | $ | 3,000.00 |

## Equity Statement (2013)

| | | | |
|---|---|---|---|
| g) | Capital Balance (January 01, 2013) | h) | $ 25 |
| i) | Capital contributions | j) | $ 2,500 |
| k) | Net Loss | l) | ($ 2,510) |
| **m)** | **Balance as of December 31, 2013** | **n)** | **$ 15** |

**REMAINDER OF PAGE LEFT BLANK INTENTIONALLY**

## Statement of Cash Flows (2013)

| | FY-2013 |
|---|---|
| **Cash flows from operating activities** | |
| Cash received from customers | $ - |
| Cash paid for merchandise | $ - |
| Cash paid for wages and other operating expenses | $ (1,710.00) |
| Cash paid for interest | $ - |
| Cash paid for taxes | $ (800.00) |
| Other | $ - |
| Net cash provided (used) by operating activities | $ (2,510.00) |
| **Cash flows from investing activities** | |
| Cash received from sale of capital assets | $ - |
| Cash received from disposition of business segments | $ - |
| Cash received from collection of notes receivable | $ - |
| Cash paid for purchase of capital assets | $ - |
| Cash paid to acquire businesses | $ - |
| Other | $ - |
| Net cash provided (used) by investing activities | $ - |
| **Cash flows from financing activities** | |
| Cash received from members | $ 2,500.00 |
| Cash received from long-term borrowings | $ - |
| Cash paid to repurchase stock | $ - |
| Cash paid to retire long-term debt | $ - |
| Cash paid for dividends | $ - |
| Other | $ - |
| Net cash provided (used) in financing activities | $ 2,500.00 |
| Increase (decrease) in cash during the period | $ (10.00) |

## Statement of Income (2013)

| REVENUE | FY-2013 |
|---|---|
| Gross sales | $0 |
| Less sales returns and allowances | $0 |
| Net Sales | $0 |
| | |
| **COST OF SALES** | |
| Beginning inventory | $0 |
| Plus goods purchased / manufactured | $0 |
| Total Goods Available | $0 |
| Less ending inventory | $0 |
| Total Cost of Goods Sold | $0 |
| | |
| Gross Profit (Loss) | $0 |
| | |
| **OPERATING EXPENSES** | |
| Selling | |
| Salaries and wages | $0 |
| Commissions | $0 |
| Advertising | $200 |
| Depreciation | $0 |
| Other | $0 |
| Total Selling Expenses | $200 |
| | |
| General/Administrative | |
| Salaries and wages | $0 |
| Employee benefits | $0 |
| Payroll taxes | $0 |
| Insurance | $0 |
| Rent | $0 |
| Utilities | $0 |
| Office supplies | $70 |
| Travel & entertainment | $0 |
| Bank fees | $120 |
| Website maintenance | $1,320 |
| Interest | $0 |
| Other | $0 |
| Furniture & equipment | $0 |
| Total General/Administrative Expenses | $1,510 |
| | |
| Total Operating Expenses | $1,710 |

| | |
|---|---|
| Net Income Before Taxes | ($1,710) |
| Taxes on income | 0 |
| Net Income After Taxes | ($1,710) |
| | |
| Extraordinary gain or loss | $0 |
| Income tax on extraordinary gain | $0 |
| | |
| **NET INCOME (LOSS)** | ($1,710) |

# Notes to 2013 Financial Statements

(January 01, 2013 - December 31, 2013)

**Note 1: Summary of Significant Accounting Policies**

## Basis of Accounting

The financial statements of the company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP).

## Additional Capitalization

During the period of January 01, 2013 to December 31, 2013, Hafed Ikhlef capitalized the Company with an additional $2,500.

## Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## Member Salaries

Any Salaries/wages earned from the Company will be deferred until the Company generates income to pay such salaries/wages. These wages will incur an interest of 10% until paid.

## Income

There has been no income for the period of January 01, 2013 to December 31, 2013

## Profit and Loss (First Quarter 2014)

| Income | FY-2014 (Q1) |
|---|---|
| Sales | $ - |
| **Total Income** | **$ -** |
| | |
| Expenses | |
| Website Design | $ - |
| Website Hosting & maintenance | $ 240.00 |
| Bank fees | $ 50.00 |
| Office equipment | $ 120.00 |
| Marketing & Advertisement | $ 80.00 |
| Rent | $ 1,000.00 |
| Travel | $ - |
| Tax | $ - |
| Outside services | $ 90.00 |
| Dues and subscription | $ 150.00 |
| Accounting | $ 120.00 |
| Legal | $ 750.00 |
| | |
| **Total Expenses** | **$ 2,600.00** |
| | |
| **Net Profit (Loss)** | $ (2,600.00) |

## Balance Sheet (Q1-2014)

| Current Assets | | FY-2014 (Q1) |
|---|---|---|
| Cash | $ | 600.00 |
| Investments | $ | - |
| Inventories | $ | - |
| Accounts receivable | $ | - |
| Pre-paid expenses | $ | - |
| Other | $ | - |
| Total | $ | 600.00 |
| **Fixed Assets** | | |
| Property and equipment | $ | 690.00 |
| Leasehold improvements | $ | - |
| Equity and other investments | $ | - |
| Total | $ | 690.00 |
| **Other Assets** | | |
| Charity | $ | - |
| Total | $ | - |
| **Total Assets** | **$** | **1,290.00** |
| **Current Liabilities** | | |
| Accounts payable | $ | - |
| Accrued wages | $ | - |
| Accrued compensation | $ | 200.00 |
| Income taxes payable | $ | - |
| Unearned revenue | $ | - |
| Other | $ | - |
| Total | $ | 200.00 |
| **Long-term Liabilities** | | |
| Mortgage payable | $ | - |
| Total | $ | - |
| **Owner Equity** | | |
| Investment capital | $ | 2,500.00 |
| Accumulated retained earnings | $ | - |
| Total | $ | 2,500.00 |

| Total Liabilities & Stockholder Equity | $ | 2,700.00 |
|---|---|---|

## Equity Statement (2014)

| | | | |
|---|---|---|---|
| o) | Capital Balance (January 01, 2014) | p) | $ 15 |
| q) | Capital contributions | r) | $ 2,500 |
| s) | Net Loss | t) | ($ 2,600) |
| **u)** | **Balance as of March 31, 2014** | **v)** | **($ 85)** |

**REMAINDER OF PAGE LEFT BLANK INTENTIONALLY**

## Statement of Cash Flows (Q1-2014)

| | FY-2014 (Q1) |
|---|---|
| **Cash flows from operating activities** | |
| Cash received from customers | $ - |
| Cash paid for merchandise | $ - |
| Cash paid for wages and other operating expenses | $ (2,600.00) |
| Cash paid for interest | $ - |
| Cash paid for taxes | $ - |
| Other | $ - |
| Net cash provided (used) by operating activities | $ (2,600.00) |
| **Cash flows from investing activities** | |
| Cash received from sale of capital assets | $ - |
| Cash received from disposition of business segments | $ - |
| Cash received from collection of notes receivable | $ - |
| Cash paid for purchase of capital assets | $ - |
| Cash paid to acquire businesses | $ - |
| Other | $ - |
| Net cash provided (used) by investing activities | $ - |
| **Cash flows from financing activities** | |
| Cash received from members | $ 2,500.00 |
| Cash received from long-term borrowings | $ - |
| Cash paid to repurchase stock | $ - |
| Cash paid to retire long-term debt | $ - |
| Cash paid for dividends | $ - |
| Other | $ - |
| Net cash provided (used) in financing activities | $ 2,500.00 |
| Increase (decrease) in cash during the period | $ (100.00) |

## Statement of Income (Q1-2014)

| REVENUE | FY-2014 (Q1) |
|---|---|
| Gross sales | $0 |
| Less sales returns and allowances | $0 |
| Net Sales | $0 |
| | |
| **COST OF SALES** | |
| Beginning inventory | $0 |
| Plus goods purchased / manufactured | $0 |
| Total Goods Available | $0 |
| Less ending inventory | $0 |
| Total Cost of Goods Sold | $0 |
| | |
| Gross Profit (Loss) | $0 |
| | |
| **OPERATING EXPENSES** | |
| Selling | |
| Salaries and wages | $0 |
| Commissions | $0 |
| Advertising | $80 |
| Depreciation | $0 |
| Other | $90 |
| Total Selling Expenses | $170 |
| | |
| General/Administrative | |
| Salaries and wages | $0 |
| Employee benefits | $0 |
| Payroll taxes | $0 |
| Insurance | $0 |
| Rent | $1,000 |
| Utilities | $0 |
| Office supplies | $120 |
| Travel & entertainment | $0 |
| Bank fees | $50 |
| Website maintenance | $240 |
| Interest | $0 |
| Other | $1,020 |
| Furniture & equipment | $0 |
| Total General/Administrative Expenses | $2,430 |
| | |
| Total Operating Expenses | $2,600 |

| | |
|---|---|
| Net Income Before Taxes | ($2,600) |
| Taxes on income | 0 |
| Net Income After Taxes | ($2,600) |
| | |
| Extraordinary gain or loss | $0 |
| Income tax on extraordinary gain | $0 |
| | |
| **NET INCOME (LOSS)** | ($2,600) |

# Notes to 2014-Q1 Financial Statements

(January 01, 2014 – March 31, 2012)

**Note 1: Summary of Significant Accounting Policies**

Basis of Accounting

The financial statements of the company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Additional Capitalization

During the period of January 01, 2014 to March 31, 2014, Hafed Ikhlef capitalized the Company with an additional $2,500.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Member Salaries

Any Salaries/wages earned from the Company will be deferred until the Company generates income to pay such salaries/wages. These wages will incur an interest of 10% until paid.

Income

There has been no income for the period of January 01, 2014 to March 31, 2014

**Note 2: GlobalCrowedTV Securities**

On March 03, 2014 INTEX Program entered in a joint venture agreement with GlobalCrowdTV represented by Mr. Thomas Miller, SVP. The joint-venture agreement will provide $500,000 in funding.

## Pro Forma Income Statement (5 years Forecast)

| REVENUE | FY-2014 | FY-2015 | FY-2016 | FY-2017 | FY-2018 |
|---|---|---|---|---|---|
| Gross sales | $525,000 | $2,100,000 | $8,750,000 | $12,000,000 | $22,500,000 |
| Less sales returns and allowances | $15,750 | $63,000 | $262,500 | $360,000 | $675,000 |
| Net Sales | $509,250 | $2,037,000 | $8,487,500 | $11,640,000 | $21,825,000 |
| | | | | | |
| **COST OF SALES** | | | | | |
| Beginning inventory | $120,000 | $480,000 | $1,250,000 | $2,250,000 | $4,000,000 |
| Plus goods purchased / manufactured | $0 | $0 | $0 | $0 | $0 |
| Total Goods Available | $0 | $0 | $0 | $0 | $0 |
| Less ending inventory | $0 | $0 | $0 | $0 | $0 |
| Total Cost of Goods Sold | $120,000 | $480,000 | $1,250,000 | $2,250,000 | $4,000,000 |
| | | | | | |
| Gross Profit (Loss) | $389,250 | $1,557,000 | $7,237,500 | $9,390,000 | $17,825,000 |
| | | | | | |
| **OPERATING EXPENSES** | | | | | |
| Selling | | | | | |
| Salaries and wages | $ 110,000 | $220,000 | $ 330,000 | $440,000 | $ 550,000 |
| Commissions | $0 | $0 | $0 | $0 | $0 |
| Advertising | $30,000 | $33,000 | $36,300 | $39,930 | $43,923 |
| Depreciation | $0 | $0 | $0 | $0 | $0 |
| Other | $90 | $90 | $90 | $90 | $90 |
| Total Selling Expenses | $140,090 | $253,090 | $366,390 | $480,020 | $594,013 |
| | | | | | |
| General/Administrative | | | | | |
| Salaries and wages | $186,480 | $192,074 | $197,837 | $203,772 | $209,885 |
| Employee benefits | $3,000 | $4,000 | $3,000 | $4,000 | $3,000 |
| Payroll taxes | $13,054 | $13,445 | $13,849 | $14,264 | $14,692 |
| Insurance | $3,500 | $3,675 | $3,859 | $4,052 | $4,254 |
| Rent | $3,500 | $3,500 | $3,500 | $7,000 | $7,000 |
| Utilities | $360 | $360 | $360 | $820 | $820 |
| Office supplies | $120 | $120 | $120 | $200 | $200 |
| Travel & entertainment | $9,240 | $18,000 | $18,000 | $23,000 | $23,000 |
| Bank fees | $120 | $120 | $120 | $120 | $120 |
| Website maintenance | $820 | $820 | $820 | $820 | $820 |
| Postage | $80 | $120 | $160 | $200 | $240 |
| Interest | $1,020 | $1,020 | $1,020 | $1,020 | $1,020 |
| Furniture & equipment | $25,000 | $2,500 | $2,500 | $43,000 | $3,000 |
| Total General/Administrative Expenses | $246,294 | $239,755 | $245,144 | $302,267 | $268,051 |
| | | | | | |
| Total Operating Expenses | $386,384 | $492,845 | $611,534 | $782,287 | $862,064 |

| | | | | | |
|---|---|---|---|---|---|
| Net Income Before Taxes | $2,866 | $1,064,155 | $6,625,966 | $8,607,713 | $16,962,936 |
| Taxes on income | 717 | 266,039 | 1,656,492 | 2,151,928 | 4,240,734 |
| Net Income After Taxes | $2,150 | $798,117 | $4,969,475 | $6,455,784 | $12,722,202 |
| | | | | | |
| NET INCOME (LOSS) | $2,150 | $798,117 | $4,969,475 | $6,455,784 | $12,722,202 |

# Reports to security holders:

The Company will be a non-reporting company until such time as the company files quarterly and audited financial statements, and complies with the requirements of the Securities Exchange Act of 1934, as amended. The Company will be filing the following reports for shareholder review at www.AlternativeSecuritiesMarket.com

1. **Quarterly Un-Audited Financial Statements:** Company to furnish all Investors and Alternative Securities Markets Group a complete set of un-audited financial statements within 30 days of the close of each business quarter. Company's Quarterly Financial Statements to also be posted for public view on the Company's page at www.AlternativeSecuritiesMarket.com.
2. **Annual Audited Financial Statements:** Company to furnish to all Investors and Alternative Securities Markets Group a complete set of third party audited financial statements within 60 days of the close of each business year. Company's Annual Financial Statement to be posted for public view on the Company's page at www.AlternativeSecuritiesMarket.com.
3. **Monthly State of the Company Letter to Investors:** The CEO will issue to all Investors and to Alternative Securities Markets Group, a "Monthly State of the Company" letter detailing the current state of all business operations for the Company. Letter to be posted for public view on the Company's page at www.AlternativeSecuritiesMarket.com.
4. **Quarterly Conference Call:** The CEO or Executive of the Company will hold a quarterly video / telephone conference call with investors no sooner than 10 days, but no greater than 30 days, after the posting of the Company's quarterly financial report. The recorded Conference call will also be made available for public listen and/or viewing on the Company's Page at www.AlternativeSecuritiesMarket.com.
5. **Corporate Actions:** Company must disclose to all Investors and to Alternative Securities Markets Group all: Dividends, Stock Splits, New Stock Issues, Reverse Splits, Name Changes, Mergers, Acquisitions, Dissolutions, Bankruptcies or Liquidations. All must be reported to Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to the record date.

SIGNATURES

**The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized.**

**INTEX Program, Inc.**

**By: Mr. Hafed Ikhlef**

**By: ______________________________**
**Name: Mr. Hafed Ikhlef**
**Title: Chief Executive Officer & Chairman of the Board**

**By: Mr. Steven J. Muehler**

**By: ______________________________**
**Name: Mr. Steven J. Muehler**
**Title: Advisor & Drafter of this Securities Registration Statement**

# Signature Certificate

Document Reference: TTIVYVIEK4PYMMAK3BP5WB

RightSignature
Easy Online Document Signing



infointexprogram.com
Party ID: MRAM4LI7LIPBPG7V8DSVUR
IP Address: 76.171.16.201
VERIFIED EMAIL: info@intexprogram.com



Multi-Factor
**Digital Fingerprint Checksum** 045be1a289923425863306392ce6f80f1902cc55



Alternative Securities Markets Group
Party ID: GPYDGDIKJIBDC955HUYHZ5
IP Address: 75.82.184.6
VERIFIED EMAIL: legal@asmmarketsgroup.com



Multi-Factor
**Digital Fingerprint Checksum** ac9eab31a1879d15f11303f4d4c27519bdad768d

| Timestamp | Audit |
|---|---|
| 2014-06-04 14:07:23 -0700 | All parties have signed document. Signed copies sent to: infointexprogram.com and Alternative Securities Markets Group. |
| 2014-06-04 14:07:22 -0700 | Document signed by infointexprogram.com (info@intexprogram.com) with drawn signature. - 76.171.16.201 |
| 2014-06-04 14:05:46 -0700 | Document signed by Alternative Securities Markets Group (legal@asmmarketsgroup.com) with drawn signature. - 75.82.184.6 |
| 2014-06-04 14:05:45 -0700 | Document viewed by infointexprogram.com (info@intexprogram.com). - 76.171.16.201 |
| 2014-06-04 14:05:23 -0700 | Document viewed by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 75.82.184.6 |
| 2014-06-04 14:05:23 -0700 | Document created by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 75.82.184.6 |

This signature page provides a record of the online activity executing this contract.

## PART III – EXHIBITS

| | |
|---|---|
| • EXHIBIT A : SUBSCRIPTION AGREEMENT | 6 PAGES |

# EXHIBIT A

# INTEX Program, Inc.

**C/O: Alternative Securities Markets Group**

**9107 Wilshire Blvd.**

**Suite 450**

**Beverly Hills, California 90210**

**LEGAL@ASMMARKETSGROUP.COM**

**Direct: (213) 407-4386**

## SUBSCRIPTION AGREEMENT

## 9% Convertible Preferred Stock Units 1 to 5,250

Subject to the terms and conditions of the shares of 9% Preferred Convertible Preferred Stock Units (the "Convertible Preferred Stock") described in the INTEX Program, Inc. Offering Circular dated June 1st, 2014 (the "Offering"), I hereby subscribe to purchase the number of shares of 9% Convertible Preferred Stock set forth below for a purchase price of $100.00 per share. Enclosed with this subscription agreement is my check (Online "E-Check" or Traditional Papery Check) or money order made payable to "INTEX Program, Inc." evidencing $100.00 for each share of Convertible Preferred Stock Subscribed, subject to a minimum of ONE 9% Preferred Convertible Preferred Stock Unit ($100.00).

I understand that my subscription is conditioned upon acceptance by INTEX Program, Inc. Company Managers and subject to additional conditions described in the Offering Circular. I further understand that INTEX Program, Inc. Company Managers, in their sole discretion, may reject my subscription in whole or in part and may, without notice, allot to me a fewer number of shares of 9% Convertible Preferred Stock that I have subscribed for. In the event the Offering is terminated, all subscription proceeds will be returned with such interest as may have been earned thereon.

I certify that I have read the Offering Circular and that I am relying on no representations other than those set forth in the Offering Circular. I understand that when this subscription agreement is executed and delivered, it is irrevocable and binding to me. I further understand and agree that my right to purchase shares of 9% Convertible Preferred Stock offered by the Company may be assigned or transferred to any third party without the express written consent of the Company ONLY through the Alternative Securities Markets Group's Securities Resale Portal at ***http://www.AlternativeSecuritiesMarket.com***, and that no public market for the Company's securities has been created or may be created in the future.

I further certify, under penalties of perjury, that: (1) the taxpayer identification number shown on the signature page of this Offering Circular is my correct identification number; (2) I am not subject to backup withholding under the Internal Revenue Code because (a) I am exempt from backup withholding; (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a U.S. citizen or other U.S. person (as defined in the instructions to Form W-9).

**SUBSCRIPTION AGREEMENT** (the "Agreement") with the undersigned Purchaser for ______________ 9% Convertible Preferred Stock Units of INTEX Program, Inc., with no par value per share, at a purchase price **of $100.00 (ONE HUNDRED DOLLARS AND ZERO CENTS) per share** (aggregate purchase price: $____________________).

Made as of this ___________ day of _________________, 2014 by and between INTEX Program, Inc., a California Stock Corporation (the "Company"), and the Purchaser whose signature appears below on the signature line of this Agreement (the "Purchaser").

**W I T N E S E T H:**

WHEREAS, the Company is offering for sale up to FIVE THOUSAND TWO HUNDRED AND FIFTY 9% Convertible Preferred Stock Units (the "Shares") (such offering being referred to as the "Offering").

NOW, THEREFORE, the Company and the Purchaser, in consideration of the mutual covenants contained herein and intending to be legally bound, do hereby agree as follows:

1 **Purchase and Sale**. Subject to the terms and conditions hereof, the Company shall sell, and the Purchaser shall purchase, the number of Shares indicated above at the price so indicated.

2. **Method of Subscription**. The Purchaser is requested to complete and execute this agreement online *or* to print, execute and deliver two copies of this Agreement to the Company, at **INTEX Program, Inc., C/O: Alternative Securities Markets Group, 9107 Wilshire Blvd., Suite 450, Beverly Hills, California 90210**, payable by check to the order of **INTEX Program, Inc.** in the amount of the aggregate purchase price of the Shares subscribed (the "Funds"). The Company reserves the right in its sole discretion, to accept or reject, in whole or in part, any and all subscriptions for Shares.

3 **Subscription and Purchase**. The Offering will begin on the effective date of the Offering Statement and continue until the Company has sold all of the Shares offered hereby or on such earlier date as the Company may close or terminate the Offering.

Any subscription for Shares received will be accepted or rejected by the Company within 30 days of receipt thereof or the termination date of this Offering, if earlier. If any such subscription is accepted, in whole or part, the Company will promptly deliver or mail to the Purchaser (i) a fully executed counterpart of this Agreement, (ii) a certificate or certificates for the Shares being purchased, registered in the name of the Purchaser, and (iii) if the subscription has been accepted only in part, a refund of the Funds submitted for Shares not purchased. Simultaneously with the delivery or mailing of the foregoing, the Funds deposited in payment for the Shares purchased will be released to the Company. If any such subscription is rejected by the Company, the Company will promptly return, without interest, the Funds submitted with such subscription to the subscriber.

4 **Representations, Warranties and Covenants of the Purchaser**. The Purchaser represents, warrants and agrees as follows:

(a) Prior to making the decision to enter into this Agreement and invest in the Shares subscribed, the Purchaser has received and read the Offering Statement. On the basis of the foregoing, the Purchaser acknowledges that the Purchaser processes sufficient information to understand the merits and risks associated with the investment in the Shares subscribed. The Purchaser acknowledges that the Purchaser has not been given any information or representations concerning the Company or the Offering, other than as set forth in the Offering Statement, and if given or made, such information or representations have not been relied upon by the Purchaser in deciding to invest in the Shares subscribed.

(b) The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of the investment in the Shares subscribed and the Purchaser believes that the Purchaser's prior investment experience and knowledge of investments in low-priced securities ("penny stocks") enables the Purchaser to make an informal decision with respect to an investment in the Shares subscribed.

(c) The Shares subscribed are being acquired for the Purchaser's own account and for the purposes of investment and not with a view to, or for the sale in connection with, the distribution thereof, nor with any present intention of distributing or selling any such Shares.

(d) The Purchaser's overall commitment to investments is not disproportionate to his/her net worth, and his/her investment in the Shares subscribed will not cause such overall commitment to become excessive.

(e) The Purchaser has adequate means of providing for his/her current needs and personal contingencies, and has no need for current income or liquidity in his/her investment in the Shares subscribed.

(f) With respects to the tax aspects of the investment, the Purchaser will rely upon the advice of the Purchaser's own tax advisors.

(g) The Purchaser can withstand the loss of the Purchaser's entire investment without suffering serious financial difficulties.

(h) The Purchaser is aware that this investment involves a high degree of risk and that it is possible that his/her entire investment will be lost.

(i) The Purchaser is a resident of the State set forth below the signature of the Purchaser on the last age of this Agreement.

5 **Company Convertible Securities:** All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

***YEAR 3: (Shareholder Conversion Option)***
At any time during the third year of the investment, the Shareholder may on the First Business Day of Each Month, choose to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at the market price of the Company's Common Stock at the time of Conversion. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Shares.

***YEAR 4:* *(Optional Conversion Option)***
At any time during the fourth year of the investment, the Shareholder may on the First Business Day of Each Month choose to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price minus a 2.5% discount of the Company's Common Stock at the time of Conversion. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Shares.

***YEAR 5:* *(Optional & Mandatory Conversion Options)***
*Optional*: At any time during the fifth year of the investment, the Shareholder may on the First Business Day of Each Month choose to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price minus a 5% discount of the Company's Common Stock at the time of Conversion. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Shares.

*Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

6 **Notices.** All notices, request, consents and other communications required or permitted hereunder shall be in writing and shall be delivered, or mailed first class, postage prepaid, registered or certified mail, return receipt requested:

(a) If to any holder of any of the Shares, addressed to such holder at the holder's last address appearing on the books of the Company, or

(b) If to the Company, addressed to the **INTEX Program, Inc., 1801 Morgan Lane, Redondo Beach, California 90278**, or such other address as the Company may specify by written notice to the Purchaser, and such notices or other communications shall for all purposes of this Agreement be treated as being effective on delivery, if delivered personally, or, if sent by mail, on the earlier of actual receipt or the third postal business day after the same has been deposited in a regularly maintained receptacle for the deposit of United States' mail, addressed and postage prepaid as aforesaid.

6. **Severability**. Should any one or more of the provisions of this Agreement be determined to be illegal or unenforceable, all other provisions of this Agreement shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby.

7. **Parties in Interest.** This Agreement shall be binding upon and inure to the benefits of and be enforceable against the parties hereto and their respective successors or assigns, provided, however, that the Purchaser may not assign this Agreement or any rights or benefits hereunder.

8. **Choice of Law.** This Agreement is made under the laws of the State of California, and for all purposes shall be governed by and construed in accordance with the laws of that State, including, without limitation, the validity of this Agreement, the construction of its terms, and the interpretation of the rights and obligations of the parties hereto.

9 **Headings.** Sections and paragraph heading used in this Agreement have been inserted for convenience of reference only, do not constitute a part of this Agreement and shall not affect the construction of this Agreement.

10. **Execution in Counterparts.** This Agreement may be executed an any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same instrument.

11. **Survival of Representations and Warranties.** The representations and warranties of the Purchaser in and with respect to this Agreement shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of any Purchaser, and the sale and purchase of the Shares and payment therefore.

12. **Additional Information.** The Purchaser realizes that the Shares are offered hereby pursuant to exemptions from registration provided by Regulation A and the Securities Act of 1933. The Shares are being offered ONLY TO RESIDENTS OF THE STATES OF:

- TBD

IN WITNESSES WHEREOF, the parties hereto have executed this Subscription Agreement as of the day and year first above written.

**INTEX Program, Inc.:**

By: ______________________________________
President

**PURCHASER:**

______________________________________
Signature of Purchaser

______________________________________
Alternative Securities Market Investment Account Number